ALLIANCE IMAGING, INC.

100 Bayview Circle, Suite 400

Newport Beach, CA  92660

December 19, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628
Attention:  John Reynolds

Re:

Alliance Imaging, Inc.
Form 10-K for fiscal year ended December 31, 2007, filed March 12, 2008
Form 10-Q for fiscal quarter ended June 30, 2008, filed August 8, 2008
Schedule 14A filed April 16, 2008
File No. 001-16609

Dear Mr. Reynolds:

This letter sets forth the responses of Alliance Imaging, Inc. (the “Company”) to the comments received by facsimile on November 20, 2008 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Company’s annual report on Form 10-K for the year ending December 31, 2007 (the “Form 10-K”), the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2008 (the “Form 10-Q) and the Company’s definitive proxy statement filed on April 16, 2008 (the “Proxy Statement”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 10-K
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies, page 67
Segment Reporting, page 71

1.     We note that during the year ended December 31, 2007, you recognized 89% of your revenue from services provided through healthcare providers (i.e. wholesale revenues) and 11% of your revenue from services provided directly to patients at your retail sites (i.e. retail revenues). Please tell us whether you consider these two revenue sources to be separate operating segments as defined by paragraph 10 of SFAS 131.  If you consider these segments to meet the aggregation criteria outlined in paragraph 17 of SFAS 131, please specifically address the similarities between these segments in economic characteristics and types of customers in your response.

Response:

We do not consider wholesale and retail to be separate operating segments.

Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:

•      That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

•      Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and;

•      For which discrete financial information is available.

We provide diagnostic imaging services to hospitals and other healthcare providers on a wholesale, retail or combined basis.  Our wholesale revenues are generated from contracts directly with the hospitals or healthcare providers based on the number of scans we perform or specified time periods.  Our retail revenues are primarily generated by providing services directly to patients at these hospitals or healthcare providers’ locations.

Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day shared-service and fixed-site diagnostic imaging operations.  The costs incurred for these services are not segregated based upon the type of contract in place for the service being delivered.  Some of our contracts require us to provide retail and wholesale services at the same location on the same day of service.

Discrete financial information for these activities is not available and is not provided to the Company’s chief operating decision maker for the purpose of making decisions regarding resource allocations or performance assessments. Accordingly, management has determined that these revenue sources do not constitute separate operating segments.

Form 10-Q

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 3 – Share-Based Compensation, page 7

2.     We note that you use the simplified method to determine the expected term of stock option grants. As it appears that you have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of these grants, please tell us why you have concluded that it is appropriate to use the simplified method. Refer to SAB 110.

Response:

We do not believe that we have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of our stock option grants.

On December 21, 2007, SAB 110 was issued, which permits entities, under certain circumstances, to continue to use the simplified method for grants issued in 2008 for determining the expected term of an employee stock option. SAB 110 states that the simplified method may be used for periods after

December 31, 2007, “only if the entity concludes that it is not reasonable to base its estimate of expected term on its historical employee share option exercise experience.”

The Company adopted its employee stock option plan (the “1999 Equity Plan”) in November 1999. Since then, we have made three changes in the types of nonqualified stock options we issue.  The changes affect the restriction on the sale of exercised options, the method and length of the vesting, and the terms under which the options are granted. The three types of options we have issued are:

1.     Restricted option- Issued for all options granted from November 1999 through December 31, 2002 and all initial option grants to first-time option recipients from January 1, 2003 through December 31, 2007. The restricted options have a salability restriction, which prohibits the sale of an exercised stock option for five years from the grant date of the stock option. Due to this restriction, there have historically been very few option exercises of restricted options.

2.     Original time option- Granted beginning in January 2003 through December 31, 2007 to option recipients receiving grants subsequent to the initial restricted option discussed above. Original time options have a five-year vesting schedule, which vest 5% in the first year, 20% in the second year and 25% in years three through five.

3.     New time option- On January 1, 2008, the Company changed the terms for non-qualified stock options. All options granted on or after January 1, 2008 are time options which vest 25% each year, over four years and contain no salability restrictions. The Company has only granted options containing these new terms in January 2008, none of which have vested as of June 30, 2008.

Based on the three types of options discussed above, and the related limited historical employee share option exercise experience for each of these types of options, the Company does not have a reasonable base to estimate the expected term of the grants.  The Company’s conclusion is based on the following:

•      At January 1, 2008, none of the original time options granted from January 2003 through December 2007 had fully vested. For example, the grant that provides the most historical exercise activity would be the first time option grant in 2003, which was on January 15, 2003. On January 1, 2008, only 75% of the options granted on January 15, 2003 had vested. Only 50% of the grants issued in 2004 had vested, and so on for each subsequent year. As the expected term of an employee stock option cannot be less that the vesting life, and as the Company does not have any time options that have fully vested, the Company does not believe that the time options granted prior to 2008 provide a reasonable base to predict exercise activity.

•      The time options granted prior to 2008 and the options issued on or after January 1, 2008 differ in vesting term and annual vesting percentage.

•      The options granted after January 1, 2008 do not have a restriction of the sale of exercised options. Any historical exercise activity related to restricted grants would not provide a reasonable base to predict exercise activity on grants with no restriction.

•      Additionally, the restricted options contain a different vesting schedule than the time options. As this vesting schedule differs, the Company does not believe this exercise activity provides a reasonable base to predict exercise activity on non-restricted options.

Based on the facts and circumstances above, the Company concludes it does not have a reasonable base to estimate expected term on options issued, and has elected to use the simplified method.

In future filings, the Company will disclose that it has used the simplified method described in SAB 107 as it does have not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.  The Company will continue to evaluate the use of the simplified method as historical exercise data becomes more sufficient.

Proxy Statement

Executive Compensation, page 25

Performance-Based Compensation, Annual Cash Bonus Opportunity, page 28

3.             The company’s proxy statement discloses that its compensation committee has established profit-based performance targets for its Executive Incentive Plans for 2007.  The company, however, has not provided quantitative disclosure of the targets to be achieved for your named executive officers to earn their performance bonuses under the respective Executive Incentive Plans discussed on page 28 and 29 of the proxy.  In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to

Instruction 4 to Item 402(b) of Regulation S-K.  In addition, please supplementally advise us, within the timeframe below, whether the company’s targets for the fiscal year 2008 are expected to be materially different from those of fiscal year 2007.  To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Lastly, please clarify the “specified performance objectives” of Mr. Joyce.

Response:

In future filings, the Company will disclose specific performance targets except where the disclosure of such targets could cause the Company competitive harm or such targets are not material to an understanding of the Company’s compensation policies and programs.  In the event specific performance targets are not disclosed, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company will disclose how difficult it will be for the executives, or how likely it will be for the Company, to achieve the undisclosed performance targets.

The Company respectfully submits that the Company’s targets for corporate performance for fiscal year 2008 are not expected to materially differ from fiscal year 2007, provided, that the Company has amended its Executive Incentive Plans to provide an individual performance component that now accounts for twenty percent (20%) of the target bonus payable to each executive.  The factors considered by the Compensation Committee in determining individual performance take into account the specific job functions of each executive and his or her ability to affect outcomes.  The Company respectfully submits that numerous performance factors are taken into account for each executive and no one factor is, in and of itself, material to the overall compensation of the executive.

The Company will clarify the “specified performance objectives” on which half of Mr. Joyce’s 2008 target bonus is based in the proxy statement on Schedule 14A for the Company’s 2009 Annual Meeting of Stockholders.

* * *

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to contact me by telephone at (949) 242-5334 or by fax at (949) 242-5377 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Howard Aihara
Howard Aihara Executive Vice President, Chief Financial Officer

cc:           Keith Benson, Latham & Watkins LLP